UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 26, 2007

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ILLINOIS TOOL WORKS INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-4797**	**36-1258310**
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

3600 West Lake Avenue, Glenview, IL	**60026-1215**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

On September 26, 2007, Illinois Tool Works Inc. ("ITW"), through its wholly-owned subsidiary ITW Finance Europe S.A. (the "Company"), entered into a subscription agreement to issue up to €750,000,000 of 5.25% guaranteed notes due 2014 (the "Notes"). On October 1, 2007, the Company issued the Notes in the amount of €750,000,000. The net proceeds of the offering will be used for general corporate purposes.

The Notes will be listed on the Luxembourg Stock Exchange. The Notes have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"). The Notes have been offered for sale exclusively outside the United States to non-U.S. investors in the non-U.S. capital markets in accordance with Regulation S under the Securities Act, and may not be offered, sold or delivered within the United States or to or for the account or benefit of U.S. persons except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act.

The Notes constitute direct, unconditional and unsecured obligations of the Company and will at all times rank pari passu and rateably among themselves and with all other present and future unsecured and unsubordinated obligations of the Company. The Notes are redeemable, in whole but not in part at the Company's option, at any time at a redemption price equal to the greater of 100% of the principal amount of such Notes or the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date. The prospectus pursuant to which the Notes were offered sets forth, among other things, customary events of default, including the Company's failure to pay interest or principal, the Company's failure to perform its obligations under the Notes and certain cases of bankruptcy, insolvency or similar proceedings. In general, if an event of default occurs, a Note may be declared immediately due and payable by its holder at its principal amount together with interest accrued. In the event of a change of control of ITW, the holders of the Notes have the option to require the Company to redeem or purchase any of the Notes at their principal amount together with interest accrued. ITW has unconditionally and irrevocably guaranteed the due and punctual payment of all sums from time to time payable by the Company in respect of the Notes.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: <u>October 1, 2007</u>   By: <u>/s/Ronald D. Kropp</u>
                                                Ronald D. Kropp
                                                Senior Vice President and Chief Financial Officer
                                                (Principal Accounting Officer)